

April 13, 2011

Delaware Intercorp, Inc.
As Agent for Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:** **Advanced Ventures Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 6, 2011**
> **File No. 333-169861**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have no track record that would provide a basis for assessing our ability, page 9

1.   Please expand your disclosure added in response to prior comment 6 to clarify, if true, that (1) like your company, the business plan initially disclosed by the companies that you cite was to commercialize the technology acquired from the law firm that sold your patent to you and (2) no such company has yet commercialized the technology that it acquired from the law firm that sold your patent to you.

State securities laws may limit secondary trading, page 14

2.   Regarding your response to prior comment 5:

- It is unclear why you believe your disclosure that you do not know in which states, if any, you will be selling the offered securities provides investors all required information about your plan of distribution. Please advise or revise.

- Please clarify the role in your offering of the broker-dealers who agree to serve as "market-makers for [y]our common stock" mentioned in the last paragraph of this section. Please ensure that you clearly identify any parties that are underwriters as defined in the Securities Act of 1933.

Our Common Stock, page 29

3. We note your revisions in response to prior comment 6. With a view toward clarified disclosure, please tell us why you believe there is doubt about the applicability of Rule 144(i) given Rule 144(i)(1)(i) and your assets and operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): John A. Cacchioli, Esq.